UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Fairfax Financial Holdings Limited

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

303901102 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 303901102	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (Entities Only) Markel Corporation 54-1959284
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Virginia Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 832,247 6. Shared Voting Power -0- 7. Sole Dispositive Power 832,247 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,247
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 4.8%
12.	Type of Reporting Person HC, CO

CUSIP NO. 303901102	Page 3 of 6

Item 1.	(a)	Name of Issuer: Fairfax Financial Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices: 95 Wellington Street West Suite 800 Toronto, Ontario, Canada M5J 2N7

Item 2.	(a)	Name of Person Filing: Markel Corporation

	(b)	Address of Principal Business Office or, if none, Residence: 4521 Highwoods Parkway Glen Allen, Virginia 23060

	(c)	Citizenship: Virginia Corporation

	(d)	Title of Class of Securities: Subordinate Voting Shares

	(e)	CUSIP Number 303901102

Item 3.	(Note: See Item 7).

Item 4.	Ownership

	(a)	Amount beneficially owned: 832,247

	(b)	Percent of class: 4.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 832,247

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 832,247

		(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 303901102	Page 4 of 6

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

The reduction in ownership percentage was due to an increase in outstanding Subordinate Voting Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Essex Insurance Company (“Essex”) and Evanston Insurance Company (“Evanston”) (each subsidiaries of Markel Corporation) originally had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Subordinate Voting Shares of Fairfax Financial Holding Limited reported on this form. The interest of each of such persons related to less than five percent of the Subordinate Voting Shares of Fairfax Financial Holdings Limited. Subsequent to the original filing, ownership of the Subordinate Voting Shares of Fairfax Financial Holdings Limited owned by Essex and Evanston transferred to Markel Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Item 6 and attached Exhibits A and B.

Item 8.	Identification and Classification of Members of the Group

Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 303901102	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Alan I. Kirshner
Signature

Chairman, Markel Corporation
Title

CUSIP NO. 303901102	Page 6 of 6

EXHIBIT A

SCHEDULE 13G

Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation (“Markel Gayner”), 4521 Highwoods Parkway, Glen Allen, Virginia 23060, a Virginia corporation and an investment adviser registered under the Investment Advisers Act of 1940, originally was the beneficial owner of 511,347 shares or 3.3% of the outstanding Subordinate Voting Shares of Fairfax Financial Holdings Limited (the “Company”) as a result of acting as investment adviser to Essex Insurance Company and Evanston Insurance Company (each wholly owned subsidiaries of Markel Corporation). Subsequent to the original filing, ownership of these 511,347 shares transferred into the name of Markel Corporation. Markel Corporation owns directly and has sole power to direct the voting and disposition of all 832,247 Subordinate Voting Shares of the Company.

EXHIBIT B

RULE 13d-1(k) AGREEMENT

The undersigned persons on this 14th day of February, 2006 agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Subordinate Voting Shares of Fairfax Financial Holdings Limited.

MARKEL CORPORATION

By:	/s/ Alan I. Kirshner
Title:	Chairman

MARKEL GAYNER ASSET MANAGEMENT CORPORATION

By:	/s/ Thomas S. Gayner
Title:	President